SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

NexPoint Strategic Opportunities Fund

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65340G106

(CUSIP NUMBER)

Jason Post, Chief Compliance Officer

NexPoint Advisors, L.P.

2515 McKinney Avenue, Suite 1100

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,977.6973
	8	SHARED VOTING POWER 4,233,964.8903
	9	SOLE DISPOSITIVE POWER 73,977.6973
	10	SHARED DISPOSITIVE POWER 4,233,964.8903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,307,942.5876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,770.2217
	8	SHARED VOTING POWER 2,189,033.8554
	9	SOLE DISPOSITIVE POWER 17,770.2217
	10	SHARED DISPOSITIVE POWER 2,189,033.8554

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,206,804.0771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 22 (this “Amendment”) is being filed on behalf of James D. Dondero and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed with the United States Securities and Exchange Commission on September 24, 2014, as subsequently amended on October 24, 2014, as subsequently amended on October 31, 2014, as subsequently amended on February 27, 2015, as subsequently amended on March 12, 2015, as subsequently amended on April 29, 2015, as subsequently amended on August 5, 2015, as subsequently amended on August 11, 2015, as subsequently amended on September 1, 2015, as subsequently amended on October 16, 2015, as subsequently amended on January 22, 2016, as subsequently amended on April 22, 2016, as subsequently amended on August 25, 2016, as subsequently amended on October 25, 2016, as subsequently amended on February 22, 2017, as subsequently amended on June 23, 2017, as subsequently amended on May 8, 2018, as subsequently amended on June 13, 2018, as subsequently amended on October 25, 2018, as subsequently amended on June 19, 2019, as subsequently amended on January 17, 2020, and as subsequently amended on April 6, 2020 relating to the Common Stock (the “Common Stock”) of NexPoint Strategic Opportunities Fund (f/k/a NexPoint Credit Strategies Fund), a Delaware statutory trust (the “Issuer”), held by the Reporting Persons and certain related or other entities.

This Amendment is being filed to report the increase in the percentage of shares owned by the Reporting Persons pursuant to an issuer tender offer completed on January 8, 2021. As a result of the tender offer, the Reporting Persons’ percentage of beneficial ownership in the Issuer increased to 11.7% and 6.0%, respectively. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 5.	Interest in Securities of the Issuer

(a) As of March 3, 2021, (i) James D. Dondero may be deemed to beneficially own 4,307,942.5876 shares of Common Stock, which represents approximately 11.7% of the outstanding Common Stock; and (ii) Nancy Marie Dondero, held in a joint account and in her capacity of trustee of a trust, may be deemed to beneficially own 2,206,804.0771 shares of Common Stock, which represents approximately 6.0% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of the 2,206,804.0771 shares of Common Stock owned by the trust.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
James D. Dondero[1]	73,977.6973	4,233,964.8903	73,977.6973	4,233,964.8903
Nancy Marie Dondero[2]	17,770.2217	2,189,033.8554	17,770.2217	2,189,033.8554

(c) Since the filing of Amendment No. 21 to this Schedule 13D, the Reporting Persons acquired an aggregate of 21,117.5902 shares of Common Stock pursuant to the Issuer’s Distribution Reinvestment Plan at various prices. Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Common Stock in the 60 days preceding the date hereof. Shares acquired through the Issuer’s Distribution Reinvestment Plan were acquired directly from the Issuer.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

1

Includes shares held by Mr. Dondero directly and indirectly through certain managed accounts ultimately advised by Mr. Dondero, an employee benefit plan and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

2

Includes shares held by Ms. Dondero directly, in a joint account, and indirectly through a trust that Ms. Dondero may be deemed to beneficially own as the trustee of the trust. Ms. Dondero is the sister of Mr. Dondero. Ms. Dondero and Mr. Dondero disclaim beneficial ownership of such shares.

Dated: March 3, 2021

/s/ James D. Dondero
James D. Dondero

/s/ Nancy Marie Dondero
Nancy Marie Dondero